Exhibit 99.1

Americas Gold and Silver Corporation Announces Commercial Production at Relief Canyon

TORONTO--(BUSINESS WIRE)--January 11, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Gold and Silver” or the “Company”), a growing North American precious metals producer, is pleased to announce that the Relief Canyon mine, located in Nevada, United States, has declared commercial production effective January 11, 2020.

Highlights

  First gold poured February 2020.
  Since the return of the Company’s large radial stacker in December, the operation has consistently met the required stacking rates, which was the final item required to declare commercial production.
  Full ramp-up from the operation targeted by mid-May 2021.

“I am pleased to announce that Relief Canyon has achieved commercial production following a challenging 2020,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The Relief Canyon team worked hard to overcome the common teething pains in commissioning a new operation, the impact of the COVID-19 pandemic, and the failure of our large radial stacker. I look forward to a successful 2021.”

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold, achieved commercial production, and is expected to ramp up to full production over the course of 2021. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA and owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Daren Dell, Chief Operating Officer, who is an employee of the Company and a “qualified person” under National Instrument 43-101, have approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the Company’s production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of full ramp-up of production at the operations, and its ability to finance, develop and operate Relief Canyon as planned. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee availability and productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate and achieve expected production levels at the Relief Canyon Project as planned; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The full extent of the potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416-848‐9503